December 24, 2008

Division of Corporate Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

U.S.A.

Re:	Republic of the Philippines

Registration Statement under Schedule B

File No: 333-155481

Ladies and Gentlemen:

THE REPUBLIC OF THE PHILIPPINES, pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby requests that the effective date of Pre-effective Amendment No. 1 to the above-captioned Registration Statement under Schedule B be accelerated so that it may become effective at 1:00 p.m. on December 24, 2008, or as soon as practicable thereafter.

Please call David Johnson of Allen & Overy at +852 9109 1441 if members of the Staff have any questions about this filing and to notify us that the Registration Statement has been declared effective.

Very truly yours,

/s/ Roberto B. Tan
Roberto B. Tan
National Treasurer

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